                                  FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                         for the fiscal year ended
                             December 31, 2001
                         Commission File No. 1-7564


                       DOW JONES 401(k) SAVINGS PLAN
                         (Full title of the plan)


                         DOW JONES & COMPANY, INC.
                  200 Liberty Street, New York, NY  10281
           (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive office)

Dow Jones 401(k) Savings Plan
Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001

Dow Jones 401(k) Savings Plan
Index to Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001


                                                                   Page

Report of Independent Accountants                                   1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits as of
         December 31, 2001 and 2000                                 2

     Statement of Changes in Net Assets Available for
         Plan Benefits for the Year Ended December 31, 2001         3

Notes to Financial Statements                                       4

Exhibit:

     Consent of Independent Accountants













                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Board of Directors of Dow Jones & Company, Inc., administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          DOW JONES 401(k) SAVINGS PLAN



Date: 06/28/2002                          by /s/ Thomas McGuirl
     --------------------------           ------------------------------
                                           Treasurer
                                           Dow Jones & Company, Inc.

                         Report of Independent Accountants


To the Participants and Administrator of Dow Jones 401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Dow Jones 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





June 14, 2002
New York, New York

Dow Jones 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

                                                   2001               2000
Assets
  Investment in the Master Trust           $866,474,147       $961,847,789
  Participant loans                          13,820,880         15,724,371
                                           ------------       ------------
    Total investments                       880,295,027        977,572,160
                                           ------------       ------------

  Receivables
    Employer's contribution                     264,224
    Participants' contributions                 264,022
                                           ------------       ------------

        Total receivables                       528,246
                                           ------------       ------------

Net assets available for benefits          $880,823,273       $977,572,160
                                           ============       ============



























The accompanying notes are an integral part of these financial statements.

Dow Jones 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Investment results
  Investment loss from the Master Trust                       $(59,237,970)
  Interest income from participant loans                         1,313,311
                                                             -------------

       Total investment loss, net                              (57,924,659)

Additions to net assets attributed to
  Contributions to the Plan
    By participants                                             18,332,418
    By the employer                                             17,341,677
                                                              ------------

      Total contributions                                       35,674,095

  Transfers in                                                     941,369
                                                              ------------

      Total additions                                           36,615,464
                                                              ------------

Deductions from net assets attributed to
   Benefits paid to participants                               (71,932,493)
   Loan cancellations                                           (1,416,303)
   Transfers out                                                (2,056,549)
   Administrative expenses                                         (34,347)
                                                              -------------

      Total deductions                                         (75,439,692)
                                                              ------------

       Net decrease                                            (96,748,887)
                                                              ------------

Net assets available for plan benefits
   Beginning of the year                                       977,572,160
                                                              ------------

   End of the year                                            $880,823,273
                                                              ============





The accompanying notes are an integral part of these financial statements.

Dow Jones 401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

Effective January 1, 2000, the Dow Jones Profit Sharing Retirement Plan was amended and renamed the Dow Jones 401(k) Savings Plan (the "Plan"). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, and covers eligible employees of Dow Jones & Company Inc. and certain of its subsidiaries and affiliates ("Dow Jones" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Eligible employees are enrolled in the 401(k) Plan on January 1st or July 1st after completing six months of service.

Contributions
The 401(k) Plan provides eligible employees with (1) a fixed company contribution equal to 3% of covered compensation up to $170,000 (the compensation limit set by the IRS), (2) the opportunity to make employee pre-tax savings contributions of up to 10% of covered compensation (subject to IRS limitations), (3) a 100% company match on up to the first 2% of those employee contributions (subject to IRS limitations), and (4) the opportunity to make employee contributions on an after-tax basis.

Investment Options
Contributions are participant directed. The Plan provides for several investment options. During 2001, the Plan offered 28 mutual funds, the Dow Stock Fund and the Dow Jones Investment Contract Fund.

Vesting
Participants are fully vested in the amount credited to their accounts at all times.

Loan Fund
Plan participants who are active employees can borrow from their individual Plan accounts excluding their voluntary after-tax contributions amount.
The minimum amount a participant can borrow is $1,000 and the maximum is the lesser of $50,000 (reduced by the highest outstanding loan balance during the previous twelve months) or 50% of the total value of the participant's Plan accounts, including voluntary after-tax contributions account, but reduced by any prior outstanding loan balances on the date of the loan.

The participant's note held by the Loan Fund is pledged as collateral for the loan. Loan terms range from 1-5 years or up to 10 years for the purchase of a principal residence. Loans bear interest at rates comparable to lending institution rates. The interest rate on loans granted during 2001 ranged from 6.0% to 10.0%. Interest rates on loans granted during 2000 ranged from 9.5% to 10.0%.

Payment of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. On termination of employment due to death, retirement or other reasons, a participant or his or her beneficiary is entitled to receive the value of the funds allocated to the participant's account, in one of the following forms of payment: single distribution, partial payment distributions, quarterly or annual installments, or annuity contract with an insurance company.

Loan Cancellations
Loan cancellations are recorded as taxable participant distributions at the time of cancellation.

Administrative Expenses
Trustee fees of the Plan are paid by the Plan. All other administrative fees are paid by the Company.

Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Dow Jones Money Purchase Retirement Plan in the Dow Jones Profit Sharing Retirement Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the Plan's net assets in relation to the total Master Trust net assets.


2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Investment Valuation and Income Recognition
The investments are held by the Plan's trustee, Fidelity Management Trust Company ("Fidelity"). The following policy applies to these investments and any related income subsequently earned.

The investment funds are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. Fair values of investments not having an established market are determined by the fund managers by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield as determined by the fund managers. Investments in benefit - responsive contracts with financial institutions are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents within investment income/loss in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, and interest and dividends. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consists of interest earned on the investment contract fund and dividends earned on the various investments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.


3. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Co., an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, investments in these mutual funds qualify as party-in-interest transactions.


4. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with financial institutions. These investment contracts typically are uncollateralized contractual obligations under which the issuer agrees to pay a specific rate of interest for a fixed period of time and to repay principal at maturity. The investment contract fund places its contracts with high-credit quality institutions, limiting the amount of credit exposure to any one financial institution.


5. Risk and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.


6. Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

7. Federal Income Taxes

The Internal Revenue Service (IRS) has issued a determination letter dated March 15, 1995, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Accordingly, no provision for federal income taxes has been made.

Effective January 1, 2000, the Plan was amended. The Plan Committee believes that the Plan, as amended, continues to be designed and operated in accordance with the requirements of the Internal Revenue Code.


8. Other Matters

Transfers out of $2,056,549 in 2001 consist of Money Purchase Retirement Funds related to the Company's former Telerate subsidiary transferred from the Plan to the Dow Jones Money Purchase Retirement Plan.

Transfers in of $941,369 in 2001 consist of qualified participant balances transferred into the Plan.


9. Interest in Master Trust

The Plan has approximately a 97.6% and a 100% interest in the Master Trust at December 31, 2001 and December 31, 2000, respectively.

The net assets of the Master Trust are as follows:

                                                 2001                 2000
Mutual Funds                             $520,750,645         $616,244,828
Stock Funds                                 2,902,799            3,151,620
Money Market Funds                         73,521,389           65,086,019
Investment contracts                      291,148,096          277,365,322
Participant loans                          13,822,316           15,724,371
                                         ------------         ------------

                                         $902,145,245         $977,572,160
                                         ============         ============

Changes in net assets of the Master Trust for the year ended December 31, 2001 are as follows:

Investment results
  Investment income
   Interest and dividends                                    $30,611,207
   Interest income from participant loans                      1,313,355
   Net depreciation in mutual funds                          (91,953,989)
   Net depreciation in stock funds                               (49,456)
                                                            ------------
    Total investment loss, net                               (60,078,883)

Additions to net assets
 Contributions
  By participant                                              17,077,453
  By employer                                                 41,472,785
                                                            ------------
   Total contributions                                        58,550,238

 Transfers in                                                    941,369
                                                            ------------
   Total additions                                            59,491,607
                                                            ------------
Deductions from net assets
 Benefits paid                                               (73,387,129)
 Administrative expenses                                         (35,229)
 Loan cancellation                                            (1,417,281)
                                                            ------------
    Total deductions                                         (74,839,639)
                                                            ------------

    Net decrease                                             (75,426,915)
                                                            ------------
Net assets
 Beginning of year                                           977,572,160
                                                            ------------
 End of year                                                $902,145,245
                                                            ============

Exhibit


Consent of Independent Accountants




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-55079) of Dow Jones & Company, Inc. of our report dated June 14, 2002 relating to the financial statements of Dow Jones 401(k) Savings Plan, which appears in this Form 11-K.













PricewaterhouseCoopers LLP
New York, New York
June 27, 2002